STATE STREET RESEARCH CAPITAL TRUST
                              One Financial Center
                              Boston, Massachusetts
                                   02111-2690

                                                                February 1, 1995

State Street Research
  Investment Services, Inc.
One Financial Center
Boston, Massachusetts 02111-2690

Gentlemen:

         This letter is to confirm to you that State Street Research Capital Trust (the "Trust"), has created a new series of shares to be known as State Street Research Small Capitalization Value Fund (the "Fund"), which is authorized to be issued in four classes (Class A shares, Class B shares, Class C shares and Class D shares), and that pursuant to the Distribution Agreement between the Trust and you dated as of February 17, 1993 (the "Agreement"), you will serve as distributor and principal underwriter of the Fund (which shall be deemed a "Fund" under the Agreement) with respect to the sale of its shares and each class thereof. Shares of each class of the Fund will be sold at the "net asset value per share" of the Fund plus any applicable sales charge in accordance with the then current prospectus and statement of additional information of the Fund, as from time to time amended.

         Please indicate your acceptance of the above in accordance with the terms of the Agreement by signing this letter as indicated below.

         The term "State Street Research Capital Trust" means and refers to the Trustees from time to time serving under the First Amended and Restated Master Trust Agreement dated February 5, 1993 ("Master Trust Agreement") as the same may subsequently thereto have been, or subsequently hereto may be, amended. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust as individuals or personally, but shall bind only the trust property of the Trust, as provided in the Master Trust Agreement of the Trust. The execution and delivery of this Agreement have been authorized by the Trustees of the Trust and signed by a duly authorized officer of the Trust, acting as such, and neither such authorization nor such execution and delivery shall be deemed to have been made individually or to impose any personal liability,




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but shall bind only the trust property of the Trust as provided in its Master
Trust Agreement. The Master Trust Agreement of the Trust provides, and it is expressly agreed, that each Fund of the Trust shall be solely and exclusively responsible for the payment of its debts, liabilities and obligations, and that no other fund shall be responsible for the same.

                                      STATE STREET RESEARCH CAPITAL TRUST

                                      By: /s/ Ralph F. Verni
                                          ------------------------
                                              Ralph F. Verni


ACCEPTED AND AGREED TO:

STATE STREET RESEARCH
 INVESTMENT SERVICES, INC.

By: /s/ Gerard P. Maus
    ----------------------
        Gerard P. Maus